Mail Stop 0407

      							January 27, 2005

Via U.S. Mail and Fax (631-951-3241)
Mr. Andrew C. Melfi
Chief Financial Officer
Globecomm Systems Inc.
45 Oser Avenue
Hauppauge, NY 11788

	RE:	Globecomm Systems Inc.
      Form 10-K for the fiscal year ended June 30, 2004
		Filed September 28, 2004
		File No. 0-22839

Dear Mr. Melfi:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Annual Report Filed on Form 10-K for the Year Ended June 30, 2004

Item 6.  Selected Financial Data, page 13

1. Revise your disclosure to include income (loss) from continuing operations per common share in your tabular format. Refer to Item 301 of Regulation S-K.

Liquidity and Capital Resources, page 21

2. Tell us the nature of the $4.0 million settlement with a major customer, for which the Company recorded a non-recurring gain of $1.9 million in the quarter ending September 30, 2004. We note your description of this transaction in your Form 8-K, filed November 4,
2004. Disclose in your Form 10-Q for the period ended December 31, 2004 additional detail regarding the transaction.

Restricted Cash, page F-2

3. Revise your disclosures to include a description of your restricted cash balance. Refer to Rule 5-02 of Regulation S-X.

Goodwill, page F-9 and Note 6, page F-10

4. Specifically describe in your goodwill policy the manner in which your conduct annual impairment testing. For example, explain that the first step in the process is to identify potential goodwill impairment by comparing the estimated fair value of the reporting unit to its carrying amount. The second step measures the amount of the impairment based on a comparison of `implied fair value` of goodwill with its carrying amount.

Pension Plan, page F-13

5. In your disclosure regarding the Company`s 401(k) plan, you note the plan allows for a matching contribution equal to the discretionary percentage of a participating employee, not to exceed
4% of the employee`s compensation. In the year ended June 30, 2004, the Company contributed $0 to the plan.  In accordance with FAS
132R,
paragraph 11, revise your disclosure to include a description of the nature of this significant change to the Company`s plan contributions.




Allowance for Doubtful Accounts, page F-17

6. Revise your disclosure in MD&A to include the reasoning for the decline in the allowance balance. Specifically, provide additional analysis on the factors which caused this fluctuation in comparison to previous estimates. Refer to http://www.sec.gov/rules/interp/33-
8350.htm for Commission guidance regarding Critical Accounting
Estimates.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Dave Walz, Staff Accountant, at (202) 824-
5686 or Ivette Leon, Senior Staff Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Andrew C. Melfi
Globecomm Systems Inc.
January 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE